At a meeting held on August 16-17, 2004 the Nominating Committee of the MainStay VP Series Fund, Inc. revised its policies for considering Board Member candidates. The Committee may now consider nominations from owners of variable life insurance and variable annuity contracts that have selected the Registrant as an investment option ("Contract Owners"). Each eligible Contract Owner may submit no more than one candidate each calendar year, and recommendations should be forwarded to the attention of the Fund's Secretary.

A Contract Owner's submission to the Secretary of the Fund must include: (a) contact information for the nominating Contract Owner; (b) a certification from the nominating Contract Owner which provides the number of shares which the person or group has: (i) sole power to vote or direct the vote; (ii) shared power to dispose or direct the disposition of such shares. In addition the certification shall provide that the shares have been held continuously for at least two years as of the date of the nomination; (c) the candidate's contact information and the number of applicable Fund shares owned by the candidate; (d) all information regarding the candidate that would be required to be disclosed in solicitation of proxies for elections of directors required by Regulation 14A under the Securities Exchange Act of 1934, as amended; and (e) a notarized letter executed by the candidate, stating his or her intention to serve as a candidate and be named in the Fund's proxy statement , if so designated by the Nominating Committee and the Fund's Board.

It shall be in the Nominating Committee's sole discretion whether to seek corrections of a deficient submission or to exclude a candidate from consideration.